UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   June 2006            File No.    0-51749

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

220 Bay Street, Suite 1405  Toronto, Ontario, Canada M5J 2W4

(Address of principal executive offices)

1.

News Release dated June 27, 2006

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: June 27, 2006	By: /s/ Paul A. Parisotto Paul A. Parisotto, President and CEO

NEWS RELEASE

For Immediate Release

ARIZONA STAR, BEMA GOLD and BARRICK

COMPLETE AGREEMENT ON CERRO CASALE

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Canada, June 27, 2006 - Arizona Star Resource Corp. (“Arizona Star”) is pleased to announce that it has entered into definitive agreements with Barrick Gold Corporation (“Barrick”) and Bema Gold Corporation (“Bema”) and that Arizona Star and Bema are proceeding to complete the acquisition of Barrick’s (formerly Placer Dome Inc.’s) 51% of the shares of Compania Minera Casale (“CMC”), the owner of the Aldebaran Property in northern Chile.  The definitive agreements are pursuant to the agreement in principle with Placer Dome to sell its interest in CMC announced on October 26, 2005.  The transfer of Barrick’s interest is expected to occur in the next week upon completion of closing requirements in Chile.

Under the terms of these agreements, Arizona Star and Bema will jointly pay to Barrick US$10 million upon a decision to construct a mine at Cerro Casale and either (a) a gold payment beginning 12 months after commencement of production consisting of 10,000 ounces of gold per year for five years and 20,000 ounces of gold per year for a subsequent seven years; or (b) a cash payment of US$70 million payable when a construction decision is made, at the election of Arizona Star and Bema.

Cerro Casale, discovered by Arizona Star and Bema, in 1996, is one of the world’s largest undeveloped gold and copper deposits, with an estimated mineral reserve (100%) of 1.035 billion tonnes containing 23 million ounces of gold and 6 billion pounds of copper with an average grade of 0.69 g/t gold and a copper grade of 0.26%. According to the feasibility study updated by Placer Dome Inc. in March 2004, the mine was projected to produce approximately 975,000 ounces of gold and 280 million pounds of copper annually for 18 years.

Arizona Star and Bema are in the process of completing a project development appraisal for Cerro Casale which has evaluated and modified ore processing concepts and updated the operating and capital costs. The results of this study will be announced shortly.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Arizona Star, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company's projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company's projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended April 30, 2005, and in the Company's 40-F filed with the U.S. Securities and Exchange Commission available at EDGAR).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.